February 7, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Hot Topic, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 21, 2012
File No. 000-28784

Dear Ms. Jenkins:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 25, 2013 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (the “2011 Form 10-K”) of Hot Topic, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2012; and the Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2012 (the “First Quarter 2012 Form 10-Q”) of the Company filed with the Commission on May 23, 2012. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosures in the 2011 Form 10-K and First Quarter 2012 Form 10-Q;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K and First Quarter 2012 Form 10-Q; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
February 7, 2013
Page Two

Staff Comments and Company Responses

Form 10-K for Fiscal Year Ended January 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost reduction plan, page 20

1.
Please provide us with additional information relating to the factors that contributed to your write-off of inventory, separate from store closures, in the amount of $9.6 million in the quarter ended April 30, 2011 and $0.5 million in the quarter ended July 30, 2011 included in the table on page 20.

The Company acknowledges the Staff’s comment and respectfully submits that $9.6 million in the quarter ended April 30, 2011 and $0.5 million in the quarter ended July 30, 2011 relate to the Company’s ‘Strategic Business Changes’ approved by the Company’s Board of Directors in March 2011.  The primary focus of our Strategic Business Changes was to improve our operating results and better position us for growth.  As part of the changes we named a new Chief Executive Officer in March 2011. As a result of implementing our strategic business and operational initiatives, in the quarter ended April 30, 2011, approximately $6 million of inventory was written down and approximately $3.6 million of property and equipment was impaired.  In the quarter ended July 30, 2011, approximately $0.2 million of inventory was written down and $0.3 million of property, equipment and other assets were impaired.

The Company respectfully advises the Staff that the inventory was written down, separate from store closures, in the quarters ended April 30, 2011 and July 30, 2011, because it was not representative of the Company’s new branding direction.  Based on a review of our historical merchandising strategies, new leadership determined that certain inventory did not represent the Company’s dark, edgy brand or the target audience.   Certain inventory was of a style, type and color that was inconsistent with our branding and geared toward the ‘tween’ market rather than to our older target audience of young men and women, as well as inventory that was not considered dark, edgy or unique enough.  Consequently, the Company made changes to its merchandising strategy which included exiting the market for those inventory categories that were not in line with the new branding direction. As a result we used permanent markdowns to sell through the identified merchandise, resulting in the write down of approximately $6 million in the quarter ended April 30, 2011 and $0.2 million in the quarter ended July 30, 2011.

United States Securities and Exchange Commission
February 7, 2013
Page Three

Results of Operations, page 23

2.
We note e-commerce sales are 12.1% of net sales of which 9.1% relate to Hot Topic and 22.9% relate to Torrid for the fiscal year ended January 28, 2012. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, in future filings please provide a more robust discussion of e-commerce sales and their effect on gross profit for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are likely to continue. Please provide us with draft disclosure of your planned changes. Refer to SEC Release 33-8350 for guidance.

The Company respectfully acknowledges the Staff’s comments and submits that it believes that adequate disclosure related to eCommerce is made in the Company’s filings.  Please refer to the ‘eCommerce Operations’ section on page 5 of the Company’s 2011 Form 10-K filed with the Commission on March 21, 2012.  In the event that the Company determines that significant trends impacting operations exist, appropriate disclosure will be made.

In addition, the Company will disclose the effect of e-commerce sales on gross profit for each period in future filings.  An example of the disclosure is presented as follows:

Gross margin decreased approximately $0.4 million, which includes a $0.1 million increase from the internet, or 0.2%, to $232.9 million in fiscal 2012 from $233.3 million in fiscal 2011.  As a percentage of net sales, gross margin increased to 33.4% in fiscal 2012 from 32.9% in fiscal 2011.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

3.	Please provide us with your analysis supporting your apparent conclusion that the operations of ShockHound did not require discontinued operations presentation pursuant to FASB ASC 205-20.

The Company respectfully acknowledges the Staff’s comments and submits that due to the immaterial nature of ShockHound, as discussed in SAB Topic 1.M.1, discontinued operations presentation pursuant to FASB ASC 205-20 Presentation of Financial Statements – Discontinued Operations (“ASC 205-20”) was not required.  The guidance in ASC 205-20 does not address the manner in which an entity should assess the materiality of a component of an entity’s operations to determine whether they must be classified as discontinued in the statement of operations.  However, the Company recognizes that the evaluation of materiality requires that all the relevant circumstances need to be considered as there may be instances where qualitative factors may cause operations of quantitatively small amounts to be material.

United States Securities and Exchange Commission
February 7, 2013
Page Four

The table below reflects the quantitative and qualitative analysis performed by the Company before arriving at the conclusion that the operations of ShockHound did not require discontinued operations presentation pursuant to FASB ASC 205-20.

Consideration	Analysis	Material?
Determine the magnitude of ShockHound’s operations (sales, gross margin, selling, general and administrative (“SG&A”) expenses, operating loss and net loss) relative to the Company as a whole at the time of discontinuation in fiscal 2011.

	Each at approximately 2% or less	No
Determine the magnitude of the full impairment charge taken for ShockHound in fiscal 2010 relative to the SG&A expenses of the Company as a whole during the same year.	Approximately 1%	No
Determine the level of precision needed to measure the magnitude of the discontinued operations (precise vs. based on estimates).	The operations of ShockHound and all relevant amounts can be measured precisely.	No
Will the magnitude of the discontinued operations hide a failure to meet analysts’ consensus expectations for the Company?	No	No
Will the magnitude of the discontinued operations mask a change in earnings or other trends?	No	No
Will the magnitude of the discontinued operations change a loss into income or vice versa?	No	No
Has ShockHound been identified as playing a significant role in the Company’s operations or profitability?	No	No
Will the magnitude of the discontinued operations affect the Company’s compliance with regulatory requirements?	No	No
Will the magnitude of the discontinued operations affect the Company’s compliance with loan covenants or other material contractual requirements?	No	No
Will the magnitude of the discontinued operations have the effect of increasing management’s compensation?	No	No
Will the magnitude of the discontinued operations conceal an unlawful transaction?	No	No

Based on the analysis above, the Company concluded that the operations of ShockHound did not require discontinued operations presentation pursuant to FASB ASC 205-20.

United States Securities and Exchange Commission
February 7, 2013
Page Five

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business Activities, page F-6

4.
We note you have one reportable segment which includes the results of both Hot Topic and Torrid. Your aggregation is based on similar economic characteristics of each concept. Please clarify for us what you consider an operating segment and provide us with your detailed analysis of FASB ASC 280-10-55-7A through C to support your conclusion that aggregation is appropriate. In connection with your response, please provide us with your most recent reporting package provided to your Chief Operating Decision Maker.

The Company respectfully acknowledges the Staff’s comments and submits that in accordance with FASB ASC 280 Segment Reporting (“ASC 280”), the Company considers an operating segment to be a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

-
The Company’s two operating segments, Hot Topic (“HT”) and Torrid, engage in, and derive substantially all their revenues from, providing store-based/online apparel and accessories to a young customer market.

b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

United States Securities and Exchange Commission
February 7, 2013
Page Six

-
The internal reporting results for the HT division (including internet) and the Torrid division (including internet) are generated and reviewed separately by the CODM to make resource allocation decisions and assess performance for each division.

c.	Its discrete financial information is available.

-
Discrete financial information down to the bottom line (gross and net profit levels) from the internal reports is available for both the HT division and Torrid division (separate general ledgers are generated and maintained for each).

In accordance with ASC 280-10-55-7A through C, the Company respectfully submits that aggregation of the HT and Torrid operating segments is appropriate as their economic characteristics are similar currently, and are expected to remain similar in the future.  The similarities of the merchandise margins and other economic characteristics of HT and Torrid are not only being evaluated based on current indicators but on future trends also. The company expects the merchandise margins of HT and Torrid to continue to be within 10% of each other for the foreseeable future, in spite of current and future plans to implement a vertically integrated production model for a majority of the Torrid business and for a portion of the HT business, respectively.  The Company is not aware of any other significant future prospects that may affect the similarity of the economic characteristics of HT and Torrid.

The Company also believes that aggregation of the HT and Torrid operating segments is appropriate as it is consistent with the objective and basic principles of ASC 280 which is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity's performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.

-
the Company discloses information about the business activities of HT and Torrid in its current filings and disaggregation will not improve the quality of this information as the activities are so similar;

-
the Company discloses information about the economic environments of HT and Torrid in its current filings and disaggregation will not improve the quality of this information as the environments are so similar.

Based on the analysis above, the Company believes that aggregation of the HT and Torrid operating segments is appropriate under ASC 280-10-55-7A through C.  The Company will continue to analyze the decision to aggregate as the segments change and/or grow.  In the event that the Company determines that they should be separate reportable segments in the future, their reporting formats will be changed to reflect disaggregated HT and Torrid segments.

In response to the Staff’s request, please find enclosed in this response letter the form of the most recent quarterly reporting package regularly provided to the Company’s Chief Operating Decision Maker.

United States Securities and Exchange Commission
February 7, 2013
Page Seven

Valuation of Long-Lived Assets, page F-8

5.
We note you recognized asset impairment charges related to store assets during the last three fiscal years. We also note the store level is the lowest level for which individual cash flows can be identified. Please provide us with the following information on how you tested the long-lived assets for recoverability:

●	Clarify how many asset groups (e.g. stores) were tested for impairment during the most recent fiscal year

●	Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)

For any at-risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a detailed discussion of the degree of uncertainty associated with the key assumptions (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company respectfully acknowledges the Staff’s comments and submits that impairment tests of long-lived assets are performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Management has determined that when an individual store has an undiscounted historical trailing twelve-month cash flow of less than $25,000, it is an indication that the carrying value of that store may not be recoverable.  Each store that has an undiscounted cash flow of less than $25,000 for a trailing twelve-month period is tested every quarter for impairment and as such, we have included information for the most recent fiscal quarter (the third quarter of fiscal 2012).  During the third quarter of fiscal 2012, nine stores were tested for impairment, i.e. they had undiscounted cash flows of less than $25,000; and eight of them were considered at risk of impairment, i.e. their fair values were not substantially in excess of their carrying values.

United States Securities and Exchange Commission
February 7, 2013
Page Eight

The table below reflects the percentage by which fair value exceeded the carrying value for the eight stores that were considered at risk of impairment as of the most recent fiscal quarter (the third quarter of fiscal 2012).

Q3 2012 IMPAIRMENT ANALYSIS
Asset Group / Store	Carrying Value ($'000)	Percentage by Which FV Exceeded Carrying Value*
1	39	67%
2	16	6%
3	71	175%
4	11	200%
5	10	30%
6	13	15%
7	19	232%
8	8	188%

*Computed by dividing the difference between the fair value and carrying value by the carrying value and multiplying the result by 100

The impairment test involves computing the undiscounted projected future cash flow for the remaining useful life of the store asset group to arrive at a total undiscounted cash flow amount.  This total undiscounted cash flow amount is compared to the net book value of the store’s assets and to the extent that the net book value of the store’s assets is greater than the total undiscounted cash flows, the Company records impairment for the difference between the discounted future cash flows and the net book value of the store’s assets.

For the eight stores that were considered at risk of impairment as of the most recent fiscal quarter (the third quarter of fiscal 2012), the table below reflects:

-	a description of the methods and key assumptions used;

-	how the key assumptions were determined;

-	a detailed discussion of the degree of uncertainty associated with the key assumptions; and

-	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

United States Securities and Exchange Commission
February 7, 2013
Page Nine

Key Assumption	Method of Determination	Degree of Uncertainty	Potential Events and/or Changes in Circumstances Reasonably Expected to Negatively Affect Key Assumptions
Sales	Current year: Actuals are used through the
date of the analysis; the remaining year is
forecasted by the planning group based on
historical and future trends of the Company
as well as input from merchandising and
store operations teams;
Subsequent years: Based on the planning
group's projections as well as input from
merchandising and store operations teams
considering mall closings, relocations from a
desirable location to an undesirable one or
vice versa, upgrading staff, etc.
		The model assumes sales increases based on expected store improvements in conversion rates, productivity per associate, customer traffic, etc	- Economic downturn / crisis. - Decreased store traffic. - Less than optimal merchandise assortment. - Cannibalisation from a new competitor or another HT / Torrid nearby.

multiplied by:

Merchandise Margin Percentage	Current year: Actual amounts from a trailing
twelve-month period;
Subsequent years: Based on the planning
group's projections as well as input from
merchandising and store operations teams
considering current and future store trends,
merchandising mix, nature of the store such
as clearance store, potential store closings,
etc.
		The model assumes built-in merchandise margin improvements in subsequent years which may not exceed the Company's actual merchandise margin.	- Less than optimal merchandise assortment. - Increased markdowns.

to arrive at:

Merchandise Margin	Sales x Merchandise Margin Percentage	N/A	N/A

from which you deduct:

Payroll	Current year: Actual amounts from a trailing
twelve-month period;
Subsequent years: Kept at similar payroll :
sales ratios as the first year. Also considers
law changes that could impact pay rates as
well as input from store operations team
regarding current and future significant
staffing changes.
		The model typically mirrors normal staffing trends and pay rates through the term of the lease.	- Increases in benefit costs. - Change in laws leading to pay increases.

United States Securities and Exchange Commission
February 7, 2013
Page Ten

Continued:
Key Assumption	Method of Determination	Degree of Uncertainty	Potential Events and/or Changes in Circumstances Reasonably Expected to Negatively Affect Key Assumptions
Occupancy
Current year: Actual amounts from a trailing
twelve-month period;
Subsequent years: Applies a 2% increase in
occupancy dollars each year to mimic the
built-in pay increases present in our lease
agreements. Also considers input from the
real estate team regarding current and future
store relocations, kick out clauses, reduced
rent, etc.
		The model typically mirrors trends based on actual lease contracts.	- Unfavorable changes in the lease contract terms.

Other
Current year: Actual amounts from a trailing
twelve-month period;
Subsequent years: Applies a 3% increase in
store other dollars each year to mimic the
periodic increase in costs typically imposed
by credit card companies, marketing vendors,
etc.
		The model typically mirrors normal payment trends to third party vendors.	- Increased costs from third party vendors.

to arrive at:

Undiscounted Cash Flow	N/A	N/A	N/A

multiplied by:

Discount Rate
This is the Company's estimated weighted
average cost of capital ("WACC") currently
estimated at approximately 13% and
computed by averaging eight of the
Company's historical quarter's WACCs. Each
quarter's WACC incorporates data such as
company and peer average debt and equity
as a percentage of total market capitalization,
risk free rates, risk free premiums, cost of
debt and cost of equity of the Company and
peer companies, etc

		The model assumes no significant changes in the assumptions used to calculate WACC.	- Significant increase in the cost of debt and equity for the Company's peers. - Significant increase in risk premiums.

to arrive at:

Discounted Cash Flow	N/A	N/A	N/A

United States Securities and Exchange Commission
February 7, 2013
Page Eleven

Form 10-Q for the Fiscal Quarter Ended April 28, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparable Sales and Store Count, page 22

6.
We note you changed your presentation of comparable sales to now include internet sales. This does not appear to embody what the comparable store sales metric measures given there are no “new” internet sales. In order to provide an investor with a better understanding of the drivers of your same store data, please provide us with, and confirm in future periodic Exchange Act reports you will disclose, same store sales excluding internet sales activity. As an alternative, you may disclose the dollar amount of internet sales for each period and the amount of change between periods.

The Company respectfully acknowledges the Staff’s comments and hereby confirms that in future periodic Exchange Act reports, the dollar amount of internet sales for each period and the amount of change between periods will be disclosed.  An example of the disclosure is presented as follows:

The following table shows our Internet sales results by division for the third quarter of fiscal 2012 and 2011 and fiscal year-to-date 2012 and 2011 (in thousands).

Third Quarter	2012	2011	Change	Year-to-date	2012	2011	Change
Hot Topic	$10,825	$10,000	$825	Hot Topic	$43,300	$40,000	$3,300
Torrid	$8,250	$7,500	$750	Torrid	$33,000	$30,000	$3,000
Total Company	$19,075	$17,500	$1,575	Total Company	$76,300	$70,000	$6,300

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (626) 839-4682, extension 2174.

Sincerely,

Hot Topic, Inc.

/s/ GEORGE WEHLITZ, JR.
Interim Chief Financial Officer

Enclosure

cc:	Lisa Harper, Hot Topic, Inc.
Jonathan Block, Hot Topic, Inc.
Jason Kent, Cooley LLP

Hot Topic, Inc.	ENCLOSURE FOR RESPONSE TO JANUARY 25, 2013 HOTT COMMENT LETTER
Income Statement
Consolidated
October 2012
(In $000)
	QUARTER TO DATE							YEAR TO DATE
	THIS YEAR				LAST YEAR		VARIANCE	THIS YEAR				LAST YEAR		VARIANCE
	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $

STORES SALES / COMP %
COM SALES / COMP %
SALES / COMP. %

COST OF GOODS SOLD
MERCHANDISE MARGIN

STORE OCCUPANCY
STORE DEPRECIATION
DISTRIBUTION
% OF SHIPMENT
BUYING
STOCK OPTION EXPENSE

COST OF GOODS SOLD
(including buying, distribution
and occupancy costs)

GROSS MARGIN

STORE PAYROLL
STORE OTHER
DEPR & AMORT - ADMIN
PREOPENING
MARKETING
OTHER G & A
PERFORMANCE-BASED BONUS
STOCK OPTION EXPENSE

SELLING, GENERAL &
ADMINISTRATIVE EXPENSES

OPERATING INCOME

INTEREST INCOME
INTEREST EXP/OTHER INCOME
FOREIGN CURRENCY GAIN/LOSS

PRE TAX INCOME

INCOME TAX / EFFEC. RATE

NET INCOME

EARNINGS PER SHARE

NUMBER OF STORES OPEN

STORE CONTRIBUTION

EBITDA

SHARES

Hot Topic, Inc.
Income Statement
Hot Topic Division
October 2012
(In $000)
	QUARTER TO DATE							YEAR TO DATE
	THIS YEAR				LAST YEAR		VARIANCE	THIS YEAR				LAST YEAR		VARIANCE
	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $

STORES SALES / COMP %
COM SALES / COMP %
SALES / COMP. %

COST OF GOODS SOLD
MERCHANDISE MARGIN

STORE OCCUPANCY
STORE DEPRECIATION
DISTRIBUTION
% OF SHIPMENT
BUYING

COST OF GOODS SOLD
(including buying, distribution
and occupancy costs)

GROSS MARGIN

STORE PAYROLL
STORE OTHER
DEPR & AMORT - ADMIN
PREOPENING
MARKETING
OTHER G & A
PERFORMANCE-BASED BONUS
STOCK OPTION EXPENSE

SELLING, GENERAL &
ADMINISTRATIVE EXPENSES

OPERATING INCOME

INTEREST INCOME
INTEREST EXP/OTHER INCOME
FOREIGN CURRENCY GAIN/LOSS

PRE TAX INCOME

INCOME TAX / EFFEC. RATE

NET INCOME

EARNINGS PER SHARE

NUMBER OF STORES OPEN

STORE CONTRIBUTION

EBITDA

SHARES

Hot Topic, Inc.
Income Statement
Torrid Division
October 2012
(In $000)
	QUARTER TO DATE							YEAR TO DATE
	THIS YEAR				LAST YEAR		VARIANCE	THIS YEAR				LAST YEAR		VARIANCE
	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $

STORES SALES / COMP %
COM SALES / COMP %
SALES / COMP. %

COST OF GOODS SOLD

MERCHANDISE MARGIN

STORE OCCUPANCY
STORE DEPRECIATION
DISTRIBUTION
% OF SHIPMENT
BUYING

COST OF GOODS SOLD
(including buying, distribution
and occupancy costs)

GROSS MARGIN

STORE PAYROLL
STORE OTHER
DEPR & AMORT - ADMIN
PREOPENING
MARKETING
OTHER G & A
PERFORMANCE-BASED BONUS
STOCK OPTION EXPENSE

SELLING, GENERAL &
ADMINISTRATIVE EXPENSES

OPERATING INCOME

INTEREST INCOME
INTEREST EXP/OTHER INCOME

PRE TAX INCOME

INCOME TAX / EFFEC. RATE

NET INCOME

EARNINGS PER SHARE

NUMBER OF STORES OPEN

STORE CONTRIBUTION

EBITDA

SHARES

Hot Topic, Inc.
Income Statement
Blackheart Division
October 2012
(In $000)
	QUARTER TO DATE							YEAR TO DATE
	THIS YEAR				LAST YEAR		VARIANCE	THIS YEAR				LAST YEAR		VARIANCE
	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $

STORES / COMP %

COST OF GOODS SOLD

MERCHANDISE MARGIN

STORE OCCUPANCY
STORE DEPRECIATION
DISTRIBUTION
% OF SHIPMENT
BUYING

COST OF GOODS SOLD
(including buying, distribution
and occupancy costs)

GROSS MARGIN

STORE PAYROLL
STORE OTHER
DEPR & AMORT - ADMIN
PREOPENING
MARKETING
OTHER G & A
PERFORMANCE-BASED BONUS
STOCK OPTION EXPENSE

SELLING, GENERAL &
ADMINISTRATIVE EXPENSES

OPERATING INCOME

INTEREST INCOME
INTEREST EXP/OTHER INCOME

PRE TAX INCOME

INCOME TAX / EFFEC. RATE

NET INCOME

EARNINGS PER SHARE

NUMBER OF STORES OPEN

STORE CONTRIBUTION

EBITDA

SHARES

Hot Topic, Inc.
Balance Sheet
Consolidated
October 2012
(In $000)

VARIANCE
	THIS YEAR		LAST YEAR	BUDGET		LY ACTUAL
	ACTUAL	BUDGET	ACTUAL	$	%	$	%

ASSETS
CURRENT ASSETS
CASH & CASH EQUIVALENT
SHORT-TERM INVESTMENTS
TOTAL CASH & SHORT-TERM INVESTMENTS

HOT TOPIC INVENTORY
TORRID INVENTORY
BLACKHEART INVENTORY
TOTAL INVENTORY

PREPAID EXPENSES AND OTHER
CURRENT: DEFERRED TAX ASSET
TOTAL CURRENT ASSETS

PROPERTY & EQUIPMENT
TOTAL FIXED ASSETS
ACCUM DEPR. & AMORT.
NET FIXED ASSETS

DEPOSITS & OTHER
LONG TERM: INVESTMENTS
LONG TERM: DEFERRED TAX ASSET

TOTAL ASSETS

LIABILITIES AND
SHAREHOLDERS EQUITY
CURRENT LIABILITIES
ACCOUNTS PAYABLE
ACCRUED PAYROLL & OTHER EXP LIAB.
GIFT CARDS/STORE CREDITS REDEEMABLE
ACCRUED SALES & USE TAXES
CAPITAL LEASE OBLIGATION: CURRENT
INCOME TAX PAYABLE
TOTAL CURRENT LIABILITIES

DEFERRED RENT
LONG TERM: DEFERRED TAX LIABILITY
CAPITAL LEASE OBLIGATION: LONG TERM
DEFERRED COMP LIABILITIY: LONG TERM
INCOME TAX PAYABLE: LONG TERM
TOTAL LONG-TERM LIABILITIES

SHAREHOLDERS EQUITY
COMMON STOCK, NO PAR VALUE
XXX,XXX,XXX SHARES AUTHORIZED
XX,XXX,XXX SHARES ISSUED & OUTSTANDING
APIC FAS123R
REPURCHASED SHARES
RETAINED EARNINGS
RETAINED EARNINGS - DIVIDENDS
CURRENT YEAR PROFIT (LOSS)
ACCUM OTHER COMPREHENSIVE INC/(LOSS)
TOTAL SHAREHOLDERS EQUITY

TOTAL LIABILITIES &
TOTAL LIABILITIES & SHAREHOLDERS EQUITY

Hot Topic, Inc.
Cash Flow
Consolidated
October 2012
(In $000)
	QUARTER TO DATE				YEAR TO DATE
	THIS YEAR		LAST YEAR	VARIANCE	THIS YEAR		LAST YEAR	VARIANCE	VARIANCE
	ACTUAL	BUDGET	ACTUAL	BUDGET $	ACTUAL	BUDGET	ACTUAL	BUDGET $	LAST YEAR $

OPERATING ACTIVITIES
NET INCOME (LOSS)

ADJUSTMENTS TO RECON NET INC TO NET CASH
DEPRECIATION AND AMORTIZATION
TAX BENEFIT FROM EXERCISE OF STOCK OPTIONS
FAS 123R EXCESS TAX BENEFIT
STOCK -BASED COMPENSATION
LOSS ON DISPOSAL OF FIXED ASSETS
IMPAIRMENT OF FIXED ASSETS
DEFERRED COMPENSATION
DEFERRED TAXES
GIFT CARD BREAKAGE
CHANGES IN OPERATING ASSETS & LIABILITIES
INVENTORY
PREPAID EXPENSES AND OTHER CURRENT ASSETS
DEPOSITS & OTHER ASSETS
ACCOUNTS PAYABLE
ACCRUED LIABILITIES
SALES TAXES
DEFERRED RENT
INCOME TAXES PAYABLE
FOREIGN CURRENCY TRANSACTION GAIN/LOSS

NET CASH FLOWS PROVIDED (USED)
BY OPERATING ACTIVITIES

INVESTING ACTIVITIES
PURCHASES OF PROPERTY & EQUIPMENT
PROCEEDS FROM SALE OF INVESTMENTS
NET PURCHASE OF INVESTMENTS
NET CASH FROM SALES/PURCH. OF INVESTMENTS
NET CASH FLOWS PROVIDED (USED)
BY INVESTING ACTIVITIES

FINANCING ACTIVITIES
CAPITAL LEASE OBLIGATIONS
PROCEEDS FROM SALE OF SHARES
RET. EARNINGS - DIVIDENDS
REPURCHASE OF COMMON STOCK
EXCESS TAX BENEFIT FROM SHARE-BASED COMPENSATION
RET. EARNINGS-STOCK REPURCHASE

NET CASH PROV/(USED) BY FINANCING ACTIVITIES

INC. (DEC.) IN CASH & EQUIVALENTS

EFFECT OF EXCHANGE RATE CHANGES IN CASH

CASH & EQUIVALENTS - BEG. OF PERIOD

CASH & EQUIVALENTS - END OF PERIOD

SUPPLEMENTAL INFORMATION:
CASH PAID FOR INTEREST
CASH PAID FOR INCOME TAXES
CASH PAID FOR CAPITAL LEASE OBLIGATIONS

Hot Topic, Inc.
Merchandise Margin
Total Company
October 2012
(In $000)

	QUARTER TO DATE								YEAR TO DATE
	THIS YEAR				LAST YEAR		VARIANCE		THIS YEAR				LAST YEAR		VARIANCE
	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	LY %	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	LY %

SALES

REALIZED MARKUP

TOTAL COST OF SALES BREAKDOWN
Product COGS
Markdowns and Adjustments at Cost - Net
Shrink
Employee Discount
Freight and Other Costs

TOTAL COST OF SALES

MERCHANDISE MARGIN

Hot Topic, Inc.
Merchandise Margin
Hot Topic Division
October 2012
(In $000)

	QUARTER TO DATE								YEAR TO DATE
	THIS YEAR				LAST YEAR		VARIANCE		THIS YEAR				LAST YEAR		VARIANCE
	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	LY %	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	LY %

SALES

REALIZED MARKUP

TOTAL COST OF SALES BREAKDOWN
Product COGS
Markdowns and Adjustments at Cost - Net
Shrink
Employee Discount
Freight and Other Costs

TOTAL COST OF SALES

MERCHANDISE MARGIN

Hot Topic, Inc.
Merchandise Margin
Torrid Division
October 2012
(In $000)

	QUARTER TO DATE								YEAR TO DATE
	THIS YEAR				LAST YEAR		VARIANCE		THIS YEAR				LAST YEAR		VARIANCE
	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	LY %	ACTUAL	%	BUDGET	%	ACTUAL	%	BUDGET $	LY %

SALES

REALIZED MARKUP

TOTAL COST OF SALES BREAKDOWN
Product COGS
Markdowns and Adjustments at Cost - Net
Shrink
Employee Discount
Freight and Other Costs

TOTAL COST OF SALES

MERCHANDISE MARGIN